AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

04 MAR 26 AM 7:21

Registered

File number 82-4482
Rule 12g3-2(b)

2 February 2004

04010910

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

Attention : Mr Elliot Staffin

Dear Sir

AVGOLD LIMITED CAUTIONARY ANNOUNCEMENT

We enclose a copy of the announcement, which appeared in the press today.

Yours faithfully
For Avgold Limited

Vic MacDonald
Company Secretary

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

F:\My Documents\Letter 2004\Avgold Cautionary announcement - 3 February.doc

AVGOLD LIMITED

(Incorporated in the Republic of South Africa)
Registration number 1990/007025/06
Share code: AVG ISIN code: ZAE000012175
("Avgold")

FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcements published by Avgold on 13 November and 19 December 2003 as well as the financial effects and further cautionary announcement to the shareholders of *Anglovaal Mining Limited, African Rainbow Minerals & Exploration* Investments (Proprietary) Limited and Harmony Gold Mining Company Limited which was published on 19 December 2003.

Shareholders are advised that the requisite legal agreements relating to the transactions referred to in these announcements are still being finalised. Shareholders are therefore advised to continue exercising caution when trading in their Avgold securities until a further announcement is made.

Johannesburg
30 January 2004

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

INCE

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